COSTA BRAVA PARTNERSHIP III, LP
                        c/o Roark, Rearden & Hamot, Inc.
                                68 Harvard Street
                         Brookline, Massachusetts 02445






                                                February 2, 2005




Securities and Exchange Commission
Washington D.C.  20549

            Re:     LaSalle Re Holdings Limited
                    Schedule TO-T/A filed January 21, 2005
                    SEC File No. 5-46709

Dear Sir/Madam:

         We refer to Schedule TO-T/A filed by LaSalle Cover Company, LLC and other bidders, including Costa Brava Partnership III, LP ("Costa Brava") with respect to the Series A Preferred Stock, par value $1.00 per share, of LaSalle Re Holdings Limited (File No. 5-46709). In connection therewith, Costa Brava hereby acknowledges that:

         1. Costa Brava is responsible for the adequacy and accuracy of the disclosure in the filing;

         2. staff comments or changes in disclosure in response to staff comments in the filings reviewed by the staff of the Securities and Exchange Commission ("Commission") do not foreclose the Commission from taking any action with respect to the filing; and

         3. Costa Brava may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                Very truly yours,

                                                Costa Brava Partnership III, LP



                                                By: /s/ SETH W. HAMOT
                                                    ----------------------------
                                                    Seth W. Hamot
                                                    Manager